June 28, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	JetAI Inc. (the “Company”)
Registration Statement on Form S-4; File No. 333-280515

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-4 (File No. 333-280515) filed by Jet.AI Inc. on June 27, 2024:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Peter F. Waltz, Esq. of Dykema Gossett PLLC at: 414-488-7321

JET.AI INC.

By:	/s/ Mike Winston
Mike Winston
Executive Chairman and Interim Chief
Executive Officer